CoreWeave, Inc.

290 W Mt. Pleasant Ave, Suite 4100

Livingston, NJ 07039

March 25, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Uwem Bassey Jeff Kauten Brittany Ebbertt Kathleen Collins

Re:

CoreWeave, Inc.

Registration Statement on Form S-1, as amended (File No. 333-285512) and corresponding Registration Statement on Form 8-A (File No. 001-42563)

Request for Acceleration of Effective Date

Requested Date: March 27, 2025

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, CoreWeave, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission take appropriate action to declare the above-captioned Registration Statements on Form S-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Michael Brown and Ran Ben-Tzur, each of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Brown at (415) 875-2432, or in his absence, Mr. Ben-Tzur at (650) 335-7613.

Sincerely,

COREWEAVE, INC.

By:	/s/ Michael Intrator
Michael Intrator Chief Executive Officer

cc:

Nitin Agrawal, Chief Financial Officer

Kristen McVeety, Esq., General Counsel and Corporate Secretary

CoreWeave, Inc.

Ran Ben-Tzur, Esq.

Jennifer Hitchcock, Esq.

Aman Singh, Esq.

Fenwick & West LLP

Richard A. Kline, Esq.

Keith L. Halverstam, Esq.

Latham & Watkins LLP